SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                            AMENDMENT TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                ----------------

                                (AMENDMENT NO. 1)

                             CST ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               COMMON STOCK                              12639V-10-5
         PAR VALUE $.15 PER SHARE
         ------------------------                       --------------
     (title of class of securities)                     (CUSIP number)

                                 JOHN G. MURRAY
                              M&A INVESTMENTS, INC.
                   1220 SENLAC DRIVE, CARROLLTON, TEXAS 75006
                                 (214) 446-4800
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 6, 1995
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement [__].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         Continued on following page(s)
                               (Page 1 of 5 Pages)









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--------------------------------           -------------------------------------
CUSIP No.       12639V-10-5         13D         Page 2 of 5
--------------------------------           -------------------------------------

================================================================================
     1   NAME OF REPORTING PERSON             M&A INVESTMENTS, INC.
         S.S. or I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:                     75-2521295
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)  [__]
                                                             (b)  [__]
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     3   SEC USE ONLY
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     4   SOURCE OF FUNDS:                             WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                            [__]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION:         DELAWARE

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  NUMBER OF        7            SOLE VOTING POWER:             1,787,670
    SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY     8            SHARED VOTING POWER:              -0-
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9            SOLE DISPOSITIVE POWER:        1,787,670
    REPORTING
                 ---------------------------------------------------------------
  PERSON WITH     10            SHARED DISPOSITIVE POWER:         -0-
--------------------------------------------------------------------------------

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:                          1,787,670
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [__]
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     6.39%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                    CO
================================================================================

Item 1.  Security and Issuer.
         --------------------

         This Amendment to Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.15 per share (the "Common Stock"), of CST Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5901 Green Valley Circle, Suite 400, Culver City, California.

Item 2.  Identity and Background.
         ------------------------

         (a) This Statement is filed by M&A Investments, Inc., a Delaware corporation (the "Company").

         (b) The business address of the Company is 1220 Senlac Drive, Carrollton, Texas 75006.

         (c) The Company is a wholly-owned subsidiary of FoxMeyer Health Corporation, a Delaware corporation ("FHC"). The business address of FHC is 1220 Senlac Drive, Carrollton, Texas 75006. The Company was formed by FHC as a vehicle through which to make various investments. FHC is principally involved in health care services, including the distribution of a full line of pharmaceutical products and health and beauty aids to independent drugstores, hospitals, alternate care facilities and chain stores, as well as providing managed care and information-based services to health care sponsors, pharmacies and physicians, through its wholly-owned subsidiary, FoxMeyer Corporation. Attached as Schedule I and incorporated by reference is a list of the directors and executive officers of the Company and FHC, and the business address and principal occupation or employment of such directors and officers.

         (d) and (e) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the individuals listed on Schedule I are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         As described in the Statement to Schedule 13D filed by the Company on July 28, 1995, on July 19, 1995, the Company loaned $500,000 to the Issuer, CST Featurizations, Inc. and CST Computoons, Inc. In return, the Company received
(i) a Promissory Note in the original principal amount of $500,000 (the "July Note") and (ii) a Warrant to purchase 750,000 shares of Common Stock (the "Warrant"). The source of the funds loaned by the Company to the Issuer was general corporate funds. On November 6, 1995, the Company converted $250,000 of the principal amount of the July Note into 500,000 shares of Common Stock (the "Shares"), and received a new Promissory Note (the "November Note") in the amount of $268,835.62, which was equal to the amount of unpaid principal and accrued interest under the July Note.

Item 4.  Purpose of Transaction.
         -----------------------

         The Company acquired the July Note, the November Note, the Warrant and the Shares for investment purposes and intends to review its investment in the Issuer on a continuing basis.

         Except as stated above, the Company has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, although the Company reserves the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The November Note is convertible, at the option of the Company, into Common Stock at any time prior to acceptance by the Company of any payment or prepayment of the November Note, at the rate of $.50 per share. The Warrant may be exercised by the Company at any time before July 19, 2002, to purchase 750,000 shares of Common Stock at the purchase price of $.50 per share.

         According to the Issuer's Annual Report on Form 10-K for the year ended June 30, 1995, the Issuer had 26,203,890 shares of Common Stock outstanding as of September 15, 1995. As of the date hereof, the Company has beneficial ownership, pursuant to Rule 13d-3, of 1,787,670 shares of Common Stock, 500,000 of which are represented by the Shares, 537,670 of which would be issuable upon conversion of the principal amount of the November Note and 750,000 of which would be issuable upon exercise of the Warrant. The total amount of Common Stock beneficially owned by the Company represents approximately 6.39% of the Common Stock that would be outstanding upon such conversion and exercise.

         FHC, by virtue of its ownership of the Company, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have beneficial ownership of the shares of Common Stock beneficially owned by the Company.

         (b) Except as described in Item 5(a) above, the Company has sole power to dispose or to direct the disposition and to vote or direct the voting of the Common Stock issuable upon conversion of the November Note and exercise of the Warrant.

         (c) Except as described in Item 3 above, the Company has not effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

                  Not applicable.


Item 7.  Materials to be Filed as Exhibits.

                  Exhibit 1 Promissory Note dated November 6, 1995 in the original principal amount of $268,835.62, executed by the Issuer, CST Featurizations, Inc. and CST Computoons, Inc. as makers and payable to the Company

                  Exhibit 2 Letter Agreement dated November 6, 1995 between the Company, the Issuer, CST Featurizations, Inc. and CST Computoons, Inc.




                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: November 14, 1995

                                       SIGNED:   M&A INVESTMENTS, INC.



                                          By:     /s/ John G. Murray
                                                 ----------------------------
                                                      John G. Murray
                                                      Assistant Treasurer

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF M&A INVESTMENTS, INC.


         The following information is provided for the directors and executive officers of M&A Investments, Inc. (the "Company") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (a)      Abbey J. Butler
         (b)      1220 Senlac Drive, Carrollton, Texas 75006 (the "FHC Address")
         (c) Director of the Company and Co-Chairman of the Board of Directors and Co- Chief Executive Officer FoxMeyer Health Corporation ("FHC") and FoxMeyer Corporation ("FoxMeyer"); FHC Address

         (a)      Melvyn J. Estrin
         (b)      FHC Address
         (c) Director of the Company and Co-Chairman of the Board of Directors and Co- Chief Executive Officer of FHC and FoxMeyer; FHC Address

         (a)      Thomas L. Anderson
         (b)      FHC Address
         (c) Director and President of the Company and President and Chief Operating Officer of FHC and FoxMeyer; FHC Address

         (a)      Peter B. McKee
         (b)      FHC Address
         (c) Senior Vice President and Chief Financial Officer of the Company, FHC and FoxMeyer; FHC Address

         (a)      Kevin J. Rogan
         (b)      FHC Address
         (c) Senior Vice President, General Counsel and Secretary of the Company, FHC and FoxMeyer; FHC Address

         (a)      Edward L. Massman
         (b)      FHC Address
         (c) Vice President and Controller of the Company, FHC and FoxMeyer; FHC Address

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF FOXMEYER HEALTH CORPORATION


         The following information is provided for the directors and executive officers of FoxMeyer Health Corporation ("FHC") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

    *    (a)      Abbey J. Butler
         (b)      FHC Address
         (c)      Co-Chairman of the Board of Directors and Co-Chief Executive
                  Officer of FHC and FoxMeyer Corporation ("FoxMeyer"); FHC
                  Address

    *    (a)      Melvyn J. Estrin
         (b)      FHC Address
         (c)      Co-Chairman of the Board of Directors and Co-Chief Executive
                  Officer of FHC and FoxMeyer; FHC Address

         (a)      Sheldon W. Fantle
         (b)      FHC Address
         (c) Director of FHC; Chairman and Chief Executive Officer of Fantle Enterprises, Inc., Bethesda Metro Center, Suite 820, Bethesda, Maryland 20814

         (a)      Paul M. Finfer
         (b)      FHC Address
         (c) Director of FHC; President and Chief Executive Officer of Franklin Acceptance Corporation, 6401 Golden Triangle Drive, Greenville, Maryland 20770

         (a)      Alfred H. Kingon
         (b)      FHC Address
         (c) Director of FHC; Principal of Kingon International, Inc., 301 Madison Avenue, 23rd Floor, New York, New York 10022

         (a)      William G. Tull
         (b)      FHC Address
         (c) Director of FHC; Financial Consultant; 11311 South Glen Road, Potomac, Maryland 20854

         (a)      Thomas L. Anderson
         (b)      FHC Address
         (c) Director, President and Chief Operating Officer of FHC and FoxMeyer; FHC Address

         (a)      Peter B. McKee
         (b)      FHC Address
         (c) Senior Vice President and Chief Financial Officer of FHC and FoxMeyer; FHC Address

         (a)      Kevin J. Rogan
         (b)      FHC Address
         (c) Senior Vice President, General Counsel and Secretary of FHC and FoxMeyer; FHC Address

         (a)      Edward L. Massman
         (b)      FHC Address
         (c)      Vice President and Controller of FHC and FoxMeyer; FHC Address

------------------------

* The Centaur Group holds an aggregate of 3,777,000 (which equals approximately 21.6% as of June 1, 1995) of the outstanding shares of common stock of FHC and may be deemed to control FHC. The Centaur Group is comprised of Messrs. Butler and Estrin, Centaur Partners IV, a New York general partnership ("Centaur IV"), Estrin Equities Limited Partnership, a Maryland limited partnership ("Estrin Equities"), and Butler Equities II, L.P., a Delaware limited partnership ("Butler Equities"). The general partners of Centaur IV are Estrin Equities and Butler Equities.

The general partners of Estrin Equities are HSG Acquisition Co. and MJE, Inc. HSG Acquisition Co. is a Delaware corporation, the outstanding capital stock of which is owned by Human Service Group, Inc., a Delaware corporation of which Mr. Estrin owns 69.8% of the outstanding capital stock (subject to a dispute, pending as of October 1, 1995, involving ownership of approximately 9% of such stock). MJE, Inc. is a Virginia corporation controlled by Mr. Estrin.

The sole general partner of Butler Equities is AB Acquisition Corp., a Delaware corporation, and Mr. Butler owns all of the outstanding capital stock AB Acquisition Corp.

Estrin Equities has designated Mr. Estrin and Butler Equities has designated Mr. Butler to act as a "Coordinating Person" pursuant to the Centaur IV partnership agreement. Messrs. Estrin and Butler, acting together, manage the affairs of Centaur IV and have the authority to make all decisions concerning Centaur IV's interest in FHC Common Stock.

The address of Centaur IV and Butler Equities is c/o CB Equities Corporation, 207 Dune Road, Box 137, Westhampton Beach, New York 11978; the address of Estrin Equities is 7200 Wisconsin Avenue, Suite 600, Bethesda, Maryland 20814.

                                  EXHIBIT INDEX


Exhibit
Number              Exhibit
------              -------




Exhibit 1 Promissory Note dated November 6, 1995 in the original principal amount of $268,835.62, executed by the Issuer, CST Featurizations, Inc. and CST Computoons, Inc. as makers and payable to the Company

Exhibit 2 Letter Agreement dated November 6, 1995 between the Company, the Issuer, CST Featurizations, Inc. and CST Computoons, Inc.